Cyclerion Therapeutics, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

March 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Christine Westbrook / Suzanne Hayes — Legal

Sasha Parikh / Angela Connell — Accounting

Re:                                                                             Acceleration Request for Cyclerion Therapeutics, Inc.

Registration Statement on Form 10

CIK No. 0001755237

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-38787) (as amended to date, the “Registration Statement”), filed by Cyclerion Therapeutics, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Ironwood Pharmaceuticals, Inc. (“Ironwood”) has set March 19, 2019 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur on April 1, 2019. Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on March 14, 2019, or as soon as practicable thereafter.

If the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact William J. Michener of Ropes & Gray LLP at (617) 951-7247. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Michener.

CYCLERION THERAPEUTICS, INC.

/s/ William Huyett
William Huyett
President